Exhibit 12.1
GATX FINANCIAL CORPORATION AND SUBSIDIARIES
COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES

	Year Ended December 31
	2005	2004	2003	2002	2001
	(in millions, except ratios)
Earnings available for fixed charges:
Income from continuing operations before cumulative effect of accounting change	$45.8	$204.0	$97.2	$60.9	$13.3

Add (deduct):
Income tax provision (benefit)	21.0	115.9	44.0	26.7	(5.2)
Share of affiliates’ (losses) earnings, net of distributions received	97.2	(32.4)	(47.4)	(11.2)	(21.4)
Interest on indebtedness and amortization of debt discount and expense	143.9	141.5	158.5	170.7	194.0
Portion of operating lease expense representative of interest factor	62.3	57.9	58.7	59.8	61.4

Total earnings available for fixed charges	$370.2	$486.9	$311.0	$306.9	$242.1

Fixed charges:
Interest on indebtedness and amortization of debt discount and expense	$143.9	$141.5	$158.5	$170.7	$194.0
Capitalized interest	1.5	1.9	4.2	15.8	14.4
Portion of operating lease expense representative of interest factor	62.3	57.9	58.7	59.8	61.4

Total fixed charges	$207.7	$201.3	$221.4	$246.3	$269.8

Ratio of earnings to fixed charges (a)	1.78x	2.42x	1.40x	1.25x	(b )

(a)	The ratio of earnings to fixed charges represents the number of times “fixed charges” are covered by “earnings.” “Fixed charges” consist of interest on outstanding debt and amortization of debt discount and expense, adjusted for capitalized interest and the interest portion of operating lease expense. “Earnings” consist of consolidated income from continuing operations before income taxes and fixed charges, less share of affiliates’ earnings, net of distributions received.

(b)	For the year ended December 31, 2001, fixed charges exceeded earnings by $27.7 million.